UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: May 2010
Commission File Number:
Hurray! Holding Co., Ltd.
(Exact name of registrant as specified in its charter)
11/F, China Railway Construction Tower
No. 20 Shijingshan Road
Shijingshan District
Beijing 100131, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Hurray! to Report First Quarter 2010 Financial Results on June 2, 2010 (Beijing/Hong Kong Time)
Earnings Conference Call to be Held on Wednesday, June 2, 2010 at 12:01 p.m. (Beijing/Hong Kong Time) / Wednesday, June 2, 2010 at 12:01 a.m. (Eastern Time)
BEIJING, May 26, 2010 — Hurray! Holding Co., Ltd. (Nasdaq: HRAY), a leader in online video portal operation, artist development, music production, wireless music distribution, and other wireless value-added services in China, today announced that it will release its financial results for the first quarter 2010 on June 2, 2010 (Beijing/Hong Kong Time).
Hurray! will host a conference call to discuss its first quarter results on Wednesday, June 2, 2010 at 12:01 pm (Beijing/Hong Kong Time) / Wednesday, June 2, 2010 at 12:01 am (Eastern Time).

Starting time:	12:01 p.m. (a minute past noon)
Beijing & Hong Kong Time on June 2, 2010 or
12: 01 a.m. (a minute past midnight)
Eastern Time on June 2, 2010.

Dial-in number:	+1-866-203-3436 (USA)
+1-617-213-8849 (International)
Password: 95345672

Live webcast:	The live webcast (and archived webcast) of the conference call will be available at:
http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=3105203 or at http://www.hurray.com.cn/english/home.htm

Dial-in replay:	A replay of the call will be available from June 2, 2010 through
June 9, 2010 by dialing:
+1-888-286-8010 (USA)
+1-617-801-6888 (International)
Password: 70145672
About Hurray! Holding Co., Ltd.
Hurray! is a leader in video, music, and wireless services.
In video, through its ku6.com subsidiary, Hurray! is a leader in online video portal operations.
In music, Hurray! provides artist development, music production, and recorded music distribution in China through its record labels Freeland Music, New Run Entertainment, Secular Bird, and Seed Music. Through its Fly Songs subsidiary, Hurray! organizes concerts and other musical events in China. The company provides online distribution of music and music-related products that include ringtones, ringbacktones, and truetones to mobile users in China. These tone products are distributed through wireless value-added service platforms over mobile networks and the internet.

In wireless services, Hurray! provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.
For more information, please contact:
Matthew Zhao (English and Chinese)
Investor Relations Officer
Telephone +86 10 5758 6818
ir@hurray.com.cn
SOURCE: Hurray! Holding Co., Ltd.
www.hurray.com.cn

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Haibin Qu
	Name:	Haibin Qu
	Title:	Acting Chief Executive Officer

Date: May 26, 2010

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